LECG Corp.

80 Lancaster Avenue

Devon, PA 19333

(610) 254-0700

October 8, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Ms. Sonia Gupta Barros, Special Counsel

RE:         LECG Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 15, 2010

File No.: 000-50464

Ladies and Gentlemen:

This is our response to the Staff’s comment letter dated September 10, 2010, regarding our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009.

Comment:

Item 11.                 Executive Compensation

Compensation Discussion and Analysis, page 114

1.                                      We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response:

We concluded that disclosure in response to Item 402(s) of Regulation S-K was not necessary because the compensation policies and practices of LECG for its employees are not reasonably likely to have a material adverse effect on LECG.  More specifically, LECG’s compensation policies and practices neither relate nor correlate to risk-taking initiatives on the part of our employees.

We note that our senior professionals are compensated in a manner that accounts for services such individuals actually perform for our clients, with a bonus and other adjustments designed to reward such individuals for productivity and profitability of client engagements.

The process that led to our conclusion that our compensation policies and practices do not present a material risk to our business involved: (1) an assessment by our management team of LECG’s compensation policies and practices;  (2) the presentation of the management team’s finding to our Audit Committee and our Governance Committee for the purpose of their oversight review; and (3) concurrence by the Audit Committee and the Governance Committee with the conclusions that the compensation policies and practices of LECG are not reasonably likely to have a material adverse effect on LECG and that no disclosure is required pursuant to Item 402(s).

Comment:

Cash Compensation, page 116

2.                                      Please tell us why the compensation committee decided to keep base salaries at the same level as in 2008.  Confirm that you will provide similar disclosure in future filings.

Response:

Our Compensation Committee kept 2009 base salaries at the same level as in 2008 after balancing the following factors:

•                  The substantial downturn in the global economy in general and the expert services business in particular; and

•                  The substantial effort required on the part of the named executive officers to adjust our operations to cope with the changes in the business.

We will provide in future filings a more detailed discussion of our Compensation Committee’s reasoning associated with base salary decisions.

Comment:

3.                                      We note that both annual cash incentives and equity compensation are tied, in part, to financial and non-financial objectives, including individual objectives for senior management.  Please identify and quantify all of the financial performance criteria used to determine awards in future filings.  Please tell us more specifically why each named executive officer received his or her respective cash and stock bonuses identified in the Summary Compensation Table and explain how each financial and non-financial factor was used to determine the amounts awarded.  Refer to Item 402(b) of Regulation S-K.  Provide sample disclosure in your response and confirm that you will provide similar disclosure in future filings.

Response:

We confirm that in future filings we will identify and, if applicable, quantify all of the financial performance criteria used to determine incentive and equity awards to the named executive officers.

We wish to bring to the attention of the Staff that LECG is a combination of two firms that merged in March 2010 — LECG and SMART Business Holdings.  Following the merger, the new LECG relocated its headquarters from California to Pennsylvania, replaced virtually all of its senior managers and adjusted the composition of its Board of Directors.  These significant changes, and the dynamic nature of the market within which we operate, has resulted in a delay on the part of our Compensation Committee in establishing performance criteria for determining annual incentive targets for our named executive officers.  We expect that the Compensation Committee will establish such criteria for fiscal year 2010 within a reasonable period and we anticipate that it will not incorporate pre-established weightings or specific metrics for the purpose of the individual incentive compensation determinations.  Rather, we anticipate the framework to be flexible, as the dynamic nature and demands of the business for those in top leadership positions fluctuate both across the group and within each area of responsibility over the course of the performance year.

Comment:

Restricted Stock Awards, page 118

4.                                      Please explain in greater detail how Mr. Fife’s “overall performance” resulted in the committee’s decision to grant the 6,000 shares of restricted stock.  Provide sample disclosure in your response and confirm that you will provide similar disclosure in future filings.

Response:

We confirm that in future filings we will identify and, if applicable, quantify the specific factors used to determine equity grants made to the named executive officers.

With respect to Mr. Fife, we note that he left LECG in August 2010 when LECG moved its headquarters to Pennsylvania.  The grant of 6,000 shares was pursuant to the terms of his employment agreement, rather than being based on his “overall performance.”  There were no other grants of equity to named executive officers in 2009.

Comment:

Item 15.  Exhibits and Financial Statement Schedules, page 132

5.                                      We note that exhibit 10.12 only lists and does not include the schedules listed in the table of contents for such agreement.  Item 601(b)(10) does not permit the omission of information that is attached to a material contract.  Please file the complete agreement.

Response:

We will file the complete agreement with our next quarterly report on Form 10-Q.

*    *    *

As requested, we also acknowledge:

•                  LECG is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  LECG may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss this matter further, I can be reached at 610-964-4141.

Thank you.

Sincerely,

/s/ Yuri Rozenfeld
Yuri Rozenfeld
Executive Vice President and General Counsel